Exhibit 99.1

Bit Origin Receives 180-Day Extension from Nasdaq to Regain Compliance with Minimum Bid Price Requirement

August 29, 2025 (Singapore) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), today announced that it has received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) granting the Company an additional 180-calendar-day compliance period, or until February 16, 2026, to regain compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

As previously disclosed, on February 21, 2025, Nasdaq notified the Company that its listed securities did not meet the minimum bid price requirement of $1.00 per share over the preceding 30 consecutive business days. The initial 180-day compliance period expired on August 20, 2025.

The additional compliance period is granted based on the Company's compliance of all other continued listing requirements for the Nasdaq Capital Market, except for the bid price requirement, and providing written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

To regain compliance, the Company’s ordinary shares must maintain a closing bid price of at least $1.00 per share for a minimum of ten consecutive business days during the compliance period. If the Company does not regain compliance by February 16, 2026, Nasdaq will provide written notification that the Company’s securities are subject to delisting. At that time, the Company would have the right to appeal the determination to a Nasdaq Hearings Panel.

This notification from Nasdaq has no immediate effect on the listing or trading of the Company’s ordinary shares, which will continue to trade on the Nasdaq Capital Market under the symbol “BTOG.”

About Bit Origin Ltd

Bit Origin Ltd is an emerging growth company actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Jiang Jinghai, Chairman of the Board, CEO and COO

Email: ir@bitorigin.io

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